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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CLARY CORPORATION
(Name of Subject Company (Issuer))

DYNAMIC POWER CORPORATION
(Names of Filing Persons (Offeror))

Common Shares, $1.00 Par Value
Series A Preferred Shares, $5.00 Par Value
(Title of Class of Securities)

182720102—Common Shares
None—Series A Preferred Shares
(CUSIP Number of Class of Securities)

John G. Clary
President, Dynamic Power Corporation
225 East Huntington Drive
Monrovia, California 91016
(626) 305-9109
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:
John A. Laco, Esq.
Mark T. Uyeda, Esq.
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
(213) 430-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$2,605,412(1)	$239.70(2)

(1)
The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of (i) 1,282,067 common shares at a purchase price of $2.00 per share, (ii) options to purchase 17,800 common shares net of the exercise price and (iii) 5,272 Series A preferred shares at a purchase price of $5.50 per share, in each case net to the seller in cash. Such number is based on the latest information received from Clary Corporation and assumes (a) 1,282,067 common shares and 5,272 Series A preferred shares outstanding (in each case excluding shares beneficially owned by Dynamic Power Corporation) as of November 5, 2002, (b) the exercise of options to purchase 17,800 common shares on or prior to the expected consummation of the tender offer and (c) an average exercise price of $1.31 per share for eligible options.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for Fiscal Year 2003 issued on November 22, 2002.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement on Schedule TO (this "Schedule TO") relates to the offer by Dynamic Power Corporation, a California corporation (the "Purchaser"), to purchase all of the outstanding common shares and Series A preferred shares of Clary Corporation, a California corporation (the "Company"), held by the shareholders of the Company not affiliated with the Purchaser, including common shares issuable upon the exercise of vested employee stock options, for $2.00 per common share and $5.50 per Series A preferred share (the "Offer Price"), net in cash, without interest thereon. The Purchaser is owned and controlled by Addmaster Corporation, a California corporation, and members of the John G. Clary family. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of the Purchaser.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

Item 10. Financial Statements

        Not applicable.

Item 12. Exhibits

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002
Exhibit (a)(2)	Letter of Transmittal
Exhibit (a)(3)	Notice of Guaranteed Delivery
Exhibit (a)(4)	Notice of Conditional Exercise
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares
Exhibit (a)(6)	Memorandum to Eligible Option Holders
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Exhibit (a)(10)	Text of Press Release issued by Dynamic Power Corporation on November 6, 2002(1)
Exhibit (a)(11)	Proxy Statement, dated November 27, 2002, for Addmaster Corporation(2)
Exhibit (a)(12)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002
Exhibit (b)(1)	Note Agreement, dated as of November 6, 2002, between Addmaster Corporation and Dynamic Power Corporation
Exhibit (c)(1)	Opinion of The Mentor Group dated December 17, 2002(3)
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation
Exhibit (d)(2)	Form of Share Exchange Agreement, dated as of November 6, 2002, between Dynamic Power Corporation and each of Addmaster Corporation, John G. Clary, John P. Clary, Hugh L. Clary, and Barbara P. Clary

Exhibit (d)(3)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)(4)

(1)
Incorporated by reference to the Schedule TO-C filed by Dynamic Power Corporation on November 6, 2002.

(2)
Incorporated by reference to the Schedule TO-C filed by Dynamic Power Corporation on December 5, 2002.

(3)
Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.

(4)
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (a)(1) hereto.

Item 13. Information Required By Schedule 13e-3

        Item 13 of Schedule 13E-3. Financial Statements

        (a)  Financial Information. The audited financial statements (and related notes thereto) for the Company's 2001 fiscal year are incorporated herein by reference beginning on page 4 of the Company's Annual Report to Security Holders for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the "Commission") on March 21, 2002. The unaudited financial statements (and related notes thereto) for the nine-month period ended September 30, 2002 and filed with the Commission with the Company's quarterly report on Form 10-QSB on November 8, 2002, as amended by Form 10-QSB/A filed on November 14, 2002, is expressly incorporated herein by reference.

        (b)  Pro Forma Information. The pro forma financial statements of the Company and the Purchaser are not material to the Offer.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2002

DYNAMIC POWER CORPORATION
By:	/s/ John G. Clary
	Name:	John G. Clary
	Title:	President

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Offer to Purchase, dated as of December 17, 2002
Exhibit (a)(2)	Letter of Transmittal
Exhibit (a)(3)	Notice of Guaranteed Delivery
Exhibit (a)(4)	Notice of Conditional Exercise
Exhibit (a)(5)	Instructions for Conditional Exercise for Tender of Option Shares
Exhibit (a)(6)	Memorandum to Eligible Option Holders
Exhibit (a)(7)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Exhibit (a)(8)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Exhibit (a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Exhibit (a)(10)	Text of Press Release issued by Dynamic Power Corporation on November 6, 2002(1)
Exhibit (a)(11)	Proxy Statement, dated November 27, 2002, for Addmaster Corporation(2)
Exhibit (a)(12)	Text of Joint Press Release issued by Dynamic Power Corporation and Clary Corporation on December 17, 2002
Exhibit (b)(1)	Note Agreement, dated as of November 6, 2002, between Addmaster Corporation and Dynamic Power Corporation
Exhibit (c)(1)	Opinion of The Mentor Group dated December 17, 2002(3)
Exhibit (d)(1)	Agreement and Plan of Merger, dated as of December 17, 2002, between Dynamic Power Corporation and Clary Corporation
Exhibit (d)(2)	Form of Share Exchange Agreement, dated as of November 6, 2002, between Dynamic Power Corporation and each of Addmaster Corporation, John G. Clary, John P. Clary, Hugh L. Clary, and Barbara P. Clary
Exhibit (d)(3)	Agreement for Non-Use and Disclosure of Confidential Information, dated as of November 14, 2002, between Dynamic Power Corporation and Clary Corporation
Exhibit (f)(1)	Chapter 13 of the General Corporation Law of the State of California (regarding appraisal rights)(4)

(1)
Incorporated by reference to the Schedule TO-C filed by Dynamic Power Corporation on November 6, 2002.

(2)
Incorporated by reference to the Schedule TO-C filed by Dynamic Power Corporation on December 5, 2002.

(3)
Incorporated by reference to Exhibit (a)(12) to the Schedule 14D-9 filed by Clary Corporation on December 17, 2002.

(4)
Incorporated by reference to Schedule A of the Offer to Purchase dated December 17, 2002, and filed as Exhibit (a)(1) hereto.

QuickLinks

  Item 10. Financial Statements
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e-3
SIGNATURES
INDEX TO EXHIBITS